Mr. John Ganley

June 3, 2011

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

June 3, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, we are responding to the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) on May 27, 2011 with respect to the Registrant’s registration statement filed on May 17, 2011 on Form N-1A regarding the Aspen Managed Futures Strategy Fund, formerly identified as the Aspen Futures Strategy Fund (the “Fund”), a series of the Registrant (“PEA 72”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 27, 2011 to PEA 72, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 72.

STAFF COMMENTS TO THE PROSPECTUS:

1.

Staff Comment:  Please explain in detail in the Registrant’s response why Quantitative Equity Strategies, LLC (“QES”), the entity that developed and will be maintaining the Fund’s underlying index, the Managed Futures Beta Index (the “MFBI” or the “Index”), should not be deemed to be an “investment adviser” under Section 2(a)(20) of the 1940 Act and required to enter into an investment advisory contract under Section 15 of the 1940 Act with respect to the Fund.

Registrant’s Response:  Section 2(a)(20) of the 1940 Act states that an “investment adviser” is any person who “regularly furnishes advice” to an investment company “with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by” such investment company.  With respect to the Fund, Aspen Partners, Ltd., the Fund’s investment adviser (“Aspen” or the “Adviser”), will be solely responsible for furnishing advice to the Fund regarding the desirability of investing in the particular exchange-traded liquid futures contracts comprising the Index and seeking to manage the Fund relative to the Index.  QES is the designer of the construction and methodology of the Index.  For further discussion of the Index, please refer to the section titled “What is the Fund’s Index?” beginning on page 14 of PEA 72.  QES has represented to the Registrant that the Index is determined and composed without regard to the Adviser or the Fund and that none of the Index Parties has an obligation or liability in connection with the administration or trading of the Fund.  QES has entered into an agreement with the Adviser, pursuant to which the Adviser is permitted to utilize the Index for various purposes, including, among other things, the operation of the Fund.  In addition, the Adviser holds certain rights with respect to the Index and may receive in connection therewith a portion of revenue from third-party licensees of the Index.  QES does not receive any compensation directly or indirectly from the Fund, other than a license fee.  The Registrant believes that, in this respect, QES is not unlike the many index providers who enter into licensing arrangements with investment company advisers seeking to replicate the performance of a given index.   Similarly, like those other index providers, QES does not, in the Registrant’s view, provide investment advisory services directly to the Fund or indirectly to the Fund.  Each of Aspen and QES is a separate company, and neither Aspen nor QES is affiliated with the other or shares employees. The independent contractor agreement between the two companies is limited to delegating to QES certain research responsibilities related to the investment strategies of private pooled investment vehicles sponsored by Aspen.  For further discussion of QES, please refer to the section titled “THE INDEX PROVIDER” and “DISCLAIMERS” beginning on pages 27 and 28, respectively, of PEA 72.

Based on the foregoing and the disclosures in PEA 72, the Registrant respectfully submits that QES does not “regularly furnish advice” to the Fund regarding the purchase or sale of securities and, therefore, should not be deemed an “investment adviser” under Section 2(a)(20) of the 1940 Act and should not be required to enter into an investment advisory contract under Section 15 of the 1940 Act with respect to the Fund.

2.

Staff Comment:  PEA 72 states that the Index consists of exchange-traded liquid futures contracts relating to 23 Reference Assets among four generic categories of Asset Classes (global equities, global fixed income, commodities and currencies).  Please provide (i) the proportions in which the Adviser anticipates that the Fund will invest in each of these four Asset Classes, (ii) a maximum percentage in which the Fund would invest in any Asset Class, if known, and (iii) the absolute gross and net ranges of investment in each Asset Class back-tested from 2003 through a recent practicable date.

Registrant’s Response:  The Adviser has represented to the Registrant that, for the foreseeable future, it anticipates that the Fund, through the Subsidiary, will gain exposure to each of the following four asset classes: Global Equities, Global Fixed Income, Commodities and Currencies (the “Asset Classes”).  The Registrant notes that, as set forth in prior Commission guidance, certain forward currency contracts and foreign currency contracts may be securities for purposes of the 1940 Act.11

As described in PEA 72, the four Asset Classes are further divisible into 23 different reference assets.  Based on the Index methodology, any of the four Asset Classes could theoretically constitute all, or substantially all, of the Index, depending on the relative influence of that particular Asset Class relative to the managed futures universe.  However, the constituent contracts with respect to the reference assets are generally subject to minimum and maximum exposures of +20% to -20% of the Fund’s assets, with only one reference asset contract at a time within each Asset Class being eligible to exceed the +/-20% threshold, up to a magnitude of +/-30%, based on the signals within the Index.  The Index will hold only one contract per reference asset at a time.  Generally speaking, each reference asset will be represented by the nearest term contract of that reference asset, with explicit roll schedules defined by the Index methodology based upon historical liquidity and subject to weekly rebalancing.

Based on a historical back-test of the Index from 2003 through April 27, 2011, the Fund would have been subject to the following exposures per Asset Class2:

	Currencies	Fixed Income	Equities	Physical Commodities
Max Gross Notional-To-Capital Weight	111.74%	67.75%	40.47%	29.78%
Average Gross Notional-To-Capital Weight	63.43%	30.43%	15.82%	13.93%
Min Gross Notional-To-Capital Weight	26.44%	11.51%	4.44%	5.43%

Max Net Notional-To-Capital Weight	63.56%	67.75%	40.47%	26.73%
Average Net Notional-To-Capital Weight	15.72%	5.49%	7.76%	7.62%
Min Net Notional-To-Capital Weight	-44.21%	-54.10%	-24.44%	-22.22%

The Registrant intends to revise the disclosure under the section titled “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES—What is the Fund’s Index?” beginning on page 14 of PEA 72 as follows (in pertinent part and with emphasis added):

What is the Fund’s Index?

The MFBI is constructed using a quantitative, rules-based model designed to replicate the trend-following and counter-trend exposure of managed futures markets by allocating assets to liquid futures contracts of certain equities, financial, currency and commodities futures markets.  The Index therefore seeks to reflect the performance of strategies and exposures common to a broad universe of managed futures markets, i.e., managed futures beta.

Mr. John Ganley

June 3, 2011

The Index utilizes four broad Assets Classes – Global Equities, Global Fixed Income, Commodities and Currencies – and identifies 23 Reference Assets categorized among those Asset Classes.  Asset Classes are then represented by highly-liquid exchange-traded contracts of financial and commodities futures markets with either a “long” or “short” position, depending on the trends and counter-trends within the universe of managed futures markets.

By establishing long or short positions, a managed futures strategy may achieve low correlation to traditional equity and fixed income investments by potentially profiting from rising or falling markets.  The Index Provider believes that the prevalence of systematic and diversified strategies, limited universe of market trends, and structure of futures markets, among other factors, explain the tendency for the investment results of individual managed futures market participants to rise or fall with peers.  Whereas differences among trading programs and manager discretion can generate positive or negative idiosyncratic performance, the objective of the Index is to reflect the performance of strategies, exposures and trends common to a broad universe of managed futures markets, i.e., managed futures beta.

Reference Assets and representative contracts are chosen based on fundamental characteristics of liquidity, economic impact, price trends, correlation and return profile.

The Index is constructed using a rules-based strategy that targets risk and return characteristics peculiar to the managed futures industry.  The Index allocates to two sub-strategies, determining the relative proportions and the overall allocation level based on a proprietary, systematic measure of broad-based economic risk.  The primary sub-strategy is a price trend-following strategy, which always receives a majority allocation due to the strong, persistent role that trend-following plays in managed futures industry returns.  This sub-strategy allocates to futures contracts on the four Asset Classes (Global Equities, Global Fixed Income, Commodities and Currencies) on an inverse volatility-weighted basis.  For the avoidance of doubt, for only two Asset Class baskets with 10% and 20% weighted average standard deviations, such Asset Classes would respectively be weighted two-third and one-third within the trend sub-strategy.  Systematic rules are employed to establish a “long” or “short” component position.  The trend-following sub-strategy receives its highest relative weighting (100%) when the economic risk measure is at high levels.  The other sub-strategy also determines long and short positions based on systematic rules, and receives its highest relative weighting (25%, such that the trend sub-strategy would then receive a 75% relative weighting) in the overall portfolio when the economic stress measure is at low levels.  The strategy seeks to arrive at net exposure levels that, taking into account both long and short positions, are consistent with the Fund’s investment objective.  All position rebalancing and long/short determinations are performed on a weekly basis.

There may, however, be differences between the Fund and the MFBI, due to, among other factors, (i) brokerage costs, (ii) foreign exchange rate movements, (iii) the level of margin/collateral applicable for trading the MFBI Program, (iv) cash asset rates of return, as well as (v) any other service provider expenses and transaction cost with respect to trading in the MFBI.

In addition, there may be differences between the performance of the Index and the performance of a direct investment in any individual managed futures strategy or basket of managed futures strategies due to, among other factors, (i) idiosyncratic gains or losses not attributable to the common managed futures strategies identified by the MFBI and (ii) the ability of the MFBI to replicate managed futures strategies.

The weekly MFBI rebalance is performed in accordance with a rules-based methodology that selects index constituents by applying systematic criteria to historical price and liquidity signals for various spot commodities, financial instruments and futures contracts.  The MFBI model identifies exchange-traded futures contracts through which to establish either long or short positions among Reference Assets based upon the quantitative rules of the Index and subject to pre-defined allocation limits.  Subject to certain pre-defined non-discretionary conditions, the MFBI is rebalanced each week.

3.

Staff Comment:  How frequently is the Index reconstituted and rebalanced?

Registrant’s Response:  For purposes of this response letter, the Registrant understands the term “reconstitution” to refer to modifications of the reference assets comprising the Index.  The Adviser has represented to the Registrant that the constituent contracts representing the 23 reference assets comprising the Index are defined by the Index methodology, and in that respect are typically not subject to discretion.  As a consequence, it is not presently anticipated that the constituent reference assets will be modified or substituted, and the Registrant therefore expects that reconstitution would be a rare occurrence.

In contrast, the actual constituent contracts will necessarily have contractual expiration dates and may be changed on a more frequent basis, depending on the terms of those contracts.  Furthermore, a constituent contract may be sold prior to its expiration if the contract is no longer representative of the larger managed futures universe.  For purposes of this response letter, the Registrant understands the term “rebalancing” to refer to such changes to the actual contracts.  The Adviser has represented to the Registrant that it expects this rebalancing process to generally occur weekly, although not all contracts will necessarily be modified each week.

4.

Staff Comment:  Please state in your response whether the Index currently is and/or will be published on an ongoing basis.

Registrant’s Response:  The Adviser and QES have represented to the Registrant that the Index will be published on an ongoing basis by Standard & Poor’s Financial Services LLC (“S&P”), Bloomberg L.P., Reuters and QES.  The Adviser and QES further represented to the Registrant that S&P, which has been contracted by the Adviser to maintain and calculate the Index, has independently calculated and validated the Index’s back-tested returns from 2003 through May 25, 2011, with no material issues reported.  For further discussion of S&P as the Index’s calculation agent, please refer to the section titled “DISCLAIMERS” beginning on page 28 of PEA 72.

In addition to the aforementioned publication, the Registrant intends to make available to shareholders on its website certain information regarding the Fund’s percentage exposure at both the Asset Class and reference asset level, with such information to be provided monthly, as of the last Index trading day, on a 60-day delayed basis.

5.

Staff Comment:  The Staff referred to the proposed amendments to Rule 4.5 by the Commodity Futures Trading Commission (“CFTC”) that, if adopted as proposed, would limit the ability of registered investment companies to rely on the Rule 4.5 exclusion from registration.  Investment companies unable to avail themselves of the Rule 4.5 exclusion would likely be required to register with the CFTC as a commodity pool operator (“CPO”), while the adviser to such an investment company would likely be required to register as a commodity trading advisor (“CTA”) through the National Futures Association (“NFA”), become a member of the NFA, and comply with extensive disclosure and periodic requirements about commodities trading activities.  Please state how the Adviser and the Fund would comply with the CFTC’s proposed amendments to Rule 4.5 if adopted as proposed.

Registrant’s Response:  The Adviser has represented to the Registrant that the Adviser has been registered as a CPO since 2005 and an “introducing broker” since 1999 with the CFTC through the NFA and is a member of the NFA.  Further, the Registrant understands that the Adviser is prepared to register as a CTA if required.  The Adviser has represented to the Registrant that it has filed and continues to file disclosure and other documents with the CFTC through the CFTC’s designee, the NFA, in connection with the Adviser’s registration as a CPO, that the NFA staff reviews such filings, and that the Adviser is familiar with and generally accustomed to the CFTC’s and the NFA’s regulatory environment.  Along similar lines, the Registrant understands that QES was previously registered as a CPO from 2005 until 2006 and has been registered as a CTA since 2008.  Finally, the Adviser has represented to the Registrant that, based upon the Adviser’s current disclosure and compliance obligations with the CFTC/NFA, it believes it is well positioned based on this past experience to address the issues raised by the CFTC’s proposed amendments to Rule 4.5 in the event they are adopted as proposed, including supplementing the Fund’s prospectus and/or statement of additional information with any required disclosure, and advising the Registrant with respect to any of its obligations as a CPO, should registration be required.

* * *

The Registrant hereby acknowledges that:

Mr. John Ganley

June 3, 2011

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary, Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Footnotes

11 See FX Currency Mutual Fund, Inc., SEC No-Action Letter (May 7, 1992); see also Currency Fund, SEC No-Action Letter (pub. avail. Sept. 25, 1986).

2 Please note that gross exposure figures do not reflect netting of long and short positions.  The Index methodology allows up to 100% gross exposure to all of the Asset Classes except Currencies, which is allowed gross exposure up to 150%.  Net exposure figures, which take into account netting of long and short positions, are consistent with the Fund’s objective of seeking investment results that replicate as closely as possible, before fees and expenses, the price and yield performance of the Index.